[LOGO - Intertape Polymer Group]

                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                  For "Intertape Polymer Group Inc. Announces
                     September 2000 Third Quarter Results"

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

  (Indicate by check mark whether the registrant files or will file quarterly reports under Cover Form 20-F or Form 40-F

              Form 20-F   (X)                     Form 40-F    ( )

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   ( )                     No    (X)

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


Intertape Polymer Group Inc.

DATE: November 6, 2000           By: /s/ Angela Massaro-Fain
                                 -----------------------------------
                                 Angela Massaro-Fain
                                 Advertising and Investor Relations Manager
                                 Intertape Polymer Group Inc.

[LOGO - Intertape Polymer Group]

                                                               TSE SYMBOL: ITP


                     INTERTAPE POLYMER GROUP INC. ANNOUNCES
                      SEPTEMBER 2000 THIRD QUARTER RESULTS
                            (stated in U.S. dollars)
                 (reported using Canadian GAAP other than noted)


--------------------------------------------------------------------------------

                                3RD QUARTER RESULTS
                                -------------------
                                2000                 1999             % CHANGE
                          ---------------       ---------------       ---------
Sales                      $166.4 million        $161.5 million         3.0%
Net Income                 $  9.6 million        $ 10.2 million        (5.9%)

--------------------------------------------------------------------------------

Montreal, Quebec, Canada - November 6, 2000 - Intertape Polymer Group Inc. (NYSE & TSE: ITP), today reported its financial results for the third quarter ended September 30, 2000.

Sales in the period were $166.4 million, up from $161.5 million for the same period in 1999, representing an increase of $4.9 million or 3.0%. For the nine month period, sales were $502.9 million, an increase of $86.7 million or 20.8% for 1999 from $416.2 million.

Melbourne F. Yull, Intertape's Chairman and Chief Executive Officer stated "I am satisfied with the course the Company is taking. As expected, we are gradually improving in every area within the organization... we are on track. The results of the third quarter are mostly due to current market conditions, which have attributed to a slower growth rate than expected, while our customers are busy depleting their higher cost inventory. September was a record month for IPG and we expect that trend to continue into the fourth quarter. Margins remain healthy."

Gross margins for the third quarter of 2000 increased to 26.9%, compared to 26.4% for the same period last year. The nine months were 24.6% compared to 27.4% last year.

Net income under US and Canadian GAAP for the three months ended September, 2000 decreased 5.9% or $0.6 million from the same period last year. Net income for this period was $9.6 million in 2000 down from $10.2 million in 1999.

Net income under US and Canadian GAAP for the nine month period ended September, 2000 increased 6.0% or $1.7 million from the same period last year. Net income for the nine month period was $29.8 million in 2000 up from $28.1 million for 1999.

[LOGO - Intertape polymer group]

Under both US and Canadian GAAP, September 2000 earnings per share (EPS) decreased to US$0.34 as compared to US$0.36 for the quarter ended September 1999. On a fully diluted basis, EPS was US$0.33 and US$0.32 under both US and Canadian GAAP respectively, as compared to US$0.35 for both US and Canadian GAAP for the same period last year.

EPS for the nine month period ending September 2000, under both US and Canadian GAAP, increased to US$1.05 as compared to US$1.02 for the same period ending 1999. On a fully diluted basis, EPS under US GAAP was US$1.03 and under Canadian GAAP was US$1.00 increasing from US$0.99 and US$0.98 for both US and Canadian GAAP respectively in the same period last year.

The exchange rate at September 30, 2000 was Cdn. $1.5030 = U.S. $1.00.

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company is based in Montreal, Quebec and Sarasota, Florida with facilities in twenty North American and one European location.

This release contains statements that are forward-looking within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results or forward-looking statements. Those risks and uncertainties include, but are not limited to:

-- risks associated with pricing, volume and continued strength of markets where the Company's products are sold, and the timing and acceptance of new product offerings.

-- actions of competitors as are described in the Company's filings with the Securities and Exchange Commission (SEC) over the last twelve months.

-- the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipate synergies.

-- the effect of competition and raw material pricing on the Company's ability to maintain margins on existing or acquired operations.

The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

FOR FURTHER INFORMATION CONTACT:      Melbourne F. Yull
                                      Chairman and Chief Executive Officer
                                      Intertape Polymer Group Inc.
                                      Tel: (514) 731-0731
                                      E-mail: itp$info@intertapeipg.com
                                      Web: www.intertapepolymer.com

INTERTAPE POLYMER GROUP INC.
CONSOLIDATED EARNINGS
(Unaudited)
In US $'000 (except per share amounts)

                                                                    For the three months ended          For the period ended
                                                                           September 30,                     September 30,
                                                                   ---------------------------       ---------------------------
                                                                        2000             1999            2000            1999
                                                                   ----------       ----------       ----------       ----------
Sales                                                                 166,356          161,470          502,945          416,174
Cost of sales                                                         121,612          118,893          379,242          302,197
Gross profit                                                           44,744           42,577          123,703          113,977
Selling, general and administrative expenses                           21,306           19,918           59,229           51,975
Research and development                                                1,073            1,003            3,807            2,582
Amortization of goodwill                                                1,663            1,436            4,735            3,916
Financial expenses                                                      7,345            5,806           19,992           15,956
Gain on sale of interest in joint venture                                   0                0           (5,500)               0
                                                                   ----------       ----------       ----------       ----------
                                                                       31,387           28,163           82,263           74,429
                                                                   ----------       ----------       ----------       ----------
Earnings before income taxes                                           13,357           14,414           41,440           39,548
Income taxes                                                            3,741            4,180           11,603           11,469
                                                                   ----------       ----------       ----------       ----------
Net earnings for the period                                             9,616           10,234           29,837           28,079
Retained earnings - beginning of period                               105,523          103,170           88,422           88,318
Dividend                                                                   (0)               0           (3,006)          (2,993)
Premium on purchase for cancellation of common shares                    (589)               0             (703)               0
Retained earnings - end of period                                     114,550          113,404          114,550          113,404
                                                                   ==========       ==========       ==========       ==========
Earnings per share - Cdn GAAP                                           $0.34            $0.36            $1.05            $1.02
Earnings per share - Cdn GAAP Fully diluted                             $0.32            $0.35            $1.00            $0.98
Earnings per share - U.S. GAAP                                          $0.34            $0.36            $1.05            $1.02
Earnings per share - US GAAP Fully diluted                              $0.33            $0.35            $1.03            $0.99
Cdn GAAP - Basic - Cdn $                                                $0.50            $0.53            $1.55            $1.52
Cdn GAAP - Fully Diluted - Cdn $                                        $0.47            $0.51            $1.47            $1.45
Average number of shares outstanding during the period
  Canadian GAAP                                                    28,342,803       28,531,518       28,310,698       27,510,433
  Canadian GAAP - Fully diluted                                    31,274,460       30,938,028       31,068,289       29,823,446
  U.S. GAAP                                                        28,342,803       28,531,518       28,310,698       27,510,433
  U.S. GAAP - Fully diluted                                        28,763,582       29,560,516       28,783,774       28,454,004

Note: In the 4th quarter of 2000, Canadian GAAP will be equivalent to US GAAP for the definition of fully diluted earnings per share

INTERTAPE POLYMER GROUP INC.
CONSOLIDATED BALANCE SHEET
(Unaudited)
In US $ '000

                                                           As at September 30,
                                                         -----------------------
                                                          2000            1999
                                                         -------         -------
                          ASSETS

CURRENT ASSETS
Receivable                                               122,725         104,681
Other receivable                                          15,282          10,292
Inventories                                               98,151          86,204
Parts & Supplies                                           9,768           8,561
Prepaids                                                   5,274           4,656
Future income tax assets                                  10,907           8,230
                                                         -------         -------
                                                         262,107         222,624
                                                         -------         -------
Fixed assets & construction in progress                  362,843         358,372
Other, at amortized cost                                  11,615          32,891
Goodwill, at amortized cost                              232,525         222,031
                                                         -------         -------
                                                         869,090         835,918
                                                         =======         =======

                       LIABILITIES

CURRENT LIABILITIES
Bank indebtedness                                        129,487          53,673
Accounts payable and accrued liabilities                  85,093          94,612
Instalments on long-term debt                             10,014           2,057
                                                         -------         -------
                                                         224,594         150,342
                                                         -------         -------
Long-term debt                                           276,442         336,354
Other liabilities                                         14,000          10,456
Future income tax liabilities                             45,200          34,404
                                                         -------         -------
                                                         560,236         531,556
                                                         -------         -------


                   SHAREHOLDERS' EQUITY


Capital Stock                                            188,784         186,075
Retained earnings                                        114,550         113,404
Accumulated foreign currency translation                   5,520           4,883
                                                         -------         -------
                                                         308,854         304,362
                                                         -------         -------
                                                         869,090         835,918
                                                         -------         -------

INTERTAPE POLYMER GROUP INC.
CONSOLIDATED CHANGES IN CASH RESOURCES
(Unaudited)
In US $'000

                                                                For the three months ended      For the period ended
                                                                       September 30,                September 30,
                                                                --------------------------     -----------------------
                                                                  2000           1999            2000            1999
                                                                 ------        -------         -------        --------
OPERATIONS

Net earnings for the period                                       9,616          10,234          29,837          28,079
Non-cash items
  Depreciation and amortization                                   7,736           9,089          22,805          23,775
  Deferred income taxes                                           2,737           2,926           8,514           5,826
  Write-off of fixed assets                                           0               0           1,594               0
                                                                 ------          ------          ------          ------
                                                                 20,089          22,249          62,750          57,680
Changes in non-cash working capital items                        (4,407)         (2,650)        (40,908)        (19,647)
                                                                 ------         -------          ------         -------
SOURCE (USE) OF CASH DURING THE PERIOD                           15,682          19,599          21,842          38,033
                                                                 ------         -------          ------         -------

FINANCING

Bank indebtedness                                                39,971         (46,757)         38,433         (72,692)
Issue of long-term debt                                               0         181,980               0         181,980
Repayment of long-term debt                                      (1,226)        (24,459)         (2,012)        (59,324)
Issue of common shares                                               53             218             176          79,021
Common shares purchased for cancellation                           (990)              0          (1,243)              0
Dividend paid                                                        (0)              0          (3,006)         (2,993)
                                                                 ------         -------          ------         -------
SOURCE (USE) OF CASH DURING THE PERIOD                           37,808         110,982          32,348         125,992
                                                                 ------         -------          ------         -------
INVESTMENT

Acquisition of business                                         (28,195)       (110,242)        (28,195)       (110,242)
Additions to fixed assets & construction in progress            (15,601)        (18,227)        (36,017)        (45,758)
Proceed on sale of fixed assets                                     (15)              0           4,239               0
Increase in other assets and deferred charges                    (1,291)         (6,800)         18,981         (16,871)
                                                                 ------         -------          ------         -------
SOURCE (USE) OF CASH DURING THE PERIOD                          (45,102)       (135,269)        (40,992)       (172,871)
                                                                 ------         -------          ------         -------
Increase (decrease) in cash during the period                     8,388          (4,688)         13,198          (8,846)
Effect of foreign currency translation adjustments               (2,813)          4,202          (3,774)          8,360
Cash (bank indebtedness) assumed on business acquisition         (9,424)            486          (9,424)            486
Cash, beginning of period                                         3,849               0               0               0
                                                                 ------         -------          ------         -------
CASH, END OF PERIOD                                                  (0)             (0)             (0)              0
                                                                 ======         =======          ======         =======